Exhibit 99.3

Press Conference

INFOSYS Limited press call

Q4 FY 2014 RESULTS

April 15, 2014

CORPORATE PARTICIPANTS

S. D. Shibulal

Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

B. G. Srinivas

President & Member of the Board

Pravin Rao

President & Member of the Board

Srikantan Moorthy

Head - Human Resources

Press

Indu

Economic Times

Chandra

ET Now

Yatika

Business Standard

Som Chatterjee

Reuters News

Raghu Uttam

Deccan Chronicle

Balaji

Moderator

Thank you all for being here today. We will have Shibu address the press conference and take in your questions. We also have the larger leadership team with us, so in case you have any questions for them, you could just preface it by the name of the person you would like the question to go to. Thank you.

S. D. Shibulal

Good afternoon, everyone. It is a pleasure for me to be here.

Our revenue for Q4 was $2.092 bn. It is a degrowth from last quarter by 0.4%. Our year-on-year numbers grew 11.5% from last year to this year in reported currency terms and 12.4% in constant currency terms. So, if you think about last year our growth was 5.8% and this year in constant currency terms we have grown 12.4%, that means we have doubled our growth rate from last year to this year, and we have closed the gap between our growth rate and the industry growth rate. Last year that would have been approximately 10% and this year probably about 2.5-3%. Our margins have improved quarter-on-quarter by 50 basis points from 25% to 25.5%. Our EPS has gone up from quarter-on-quarter; 81 cents last quarter to 85 cents this quarter. Our net profit has gone up from 22.1% last quarter to 23.3% this quarter.

For the first time, in the history of Infosys, we have crossed Rs.50,000 crores in one single year as revenue, so, Rs.50,000+ crores was our revenue in FY14.

Another milestone for us – we have crossed Rs.30,000 crores in cash and cash equivalents this year. We have taken a decision to increase dividend payout; traditionally, we have paid upto 30% of the profit after tax as dividend%; the Board has taken a decision to increase that limit to 40%. So, going forward we will be paying out up to 40% of the profit after tax as dividend.

Our utilization has improved considerably year-on-year; last year our utilization was 70.7% and for the year FY14 it was 76.4%; approximately 6% improvement in absolute terms in utilization. Our Onsite/Offshore ratio has marginally come down from 29.9% to 29.4%. Our volume increased by 10.5% during the year. And the revenue productivity increased by 1.2%.

We had very strong client additions during the year; we added 292 clients gross and about 92 clients net during the year. More importantly, the number of million dollar clients have gone up from 448 to 501.

We have given two comp increase during the year. We gave a comp increase nine months back which was 6-8%. Effective April 1st we have given another comp increase of 6-7% offshore and 1-2% onsite.

Our revenues for the year was at the lower end of our guidance due to challenges that we saw in Retail, CPG and High Tech verticals and some unexpected ramp-downs and cancellations which we saw in our business segments during the quarter.

During the year, we completed a Civil Settlement that concluded the investigation by the US Attorney’s Office and the US Department of Homeland Security relating to the I-9 paperwork errors and visa matters that were subject to the investigation. There were no criminal charges or court ruling against the company. Further, there were no limitations on company’s eligibility for ‘Federal Contract’ or access the ‘US Visa Program’ as a result of this Settlement.

Our attrition has increased quarter-on-quarter; in Q4, our attrition was 18.7% compared with 18.1% in Q3; Q4 attrition improved at 1.2% involuntary attrition which means the voluntary attrition is 17.5%. We have done a number of things to arrest the attrition; we have given compensation increase twice during the year, we have restructured the variable compensation, we have done promotions and progressions, and we have taken a very conscious decision to promote people within, we are investing heavily into Training and Certification Programs and implementing a Fast Track Program for our employees. I believe that those will arrest our attrition in the coming quarters.

In Q4, we signed four large deals amounting to TCV of $700 mn; two of them were in Americas; two in Europe; one each in Financial Services, Manufacturing, Retail & Energy and Utilities.

Our Infosys Edge set of platforms are doing fairly well; we had seven wins in Q4; four in Products and three in Platforms, and 90 clients are using our platforms as of today. Finacle had seven wins and 11 go live in Q4.

Cost reduction continues to be an important area for our clients across all segments. Market opportunities are driven by vendor consolidation, rationalization of operations and infrastructure modernization. Clients appetite for discretionary spend continues to be limited with higher sales cycles and this is reflected in revenues from discretionary areas declining sequentially in Q4.

So, based on the recent business momentum and our expectations of clients spending in the upcoming quarters, we have given a guidance of 7-9% for FY15. As we have said in the past, growth remains our top priority and we will make all necessary investments in our business to have better growth trajectory in the future. Thank you very much.

Indu

This is Indu from The Economic Times. My question is to Mr. Shibulal. All the internal reorganization that you are all going through and the fact that you have lost so many senior executives, how is all this reflecting when it comes to conversations with clients?

S. D. Shibulal

We have not lost so many senior executives. We are an organization of 165,000 people. We have invested in leadership development for the last 12 years or so, we have a very deep leadership pool. Even if you consider 1% of our people as leaders, it is 1600 people. We are talking about people who can be counted in two hands. So, I think when we talk about this, we need to put these things in perspective. Number two, in every instance, we have done the transition without any impact to our business or any impact to our clients. So, we have not seen any impact to our business or clients or from our clients because of any exit.

Chandra

Chandra here from ET Now. A couple of questions; first, on the demand front, we are sort of getting mixed signals because mid-quarter you painted a very negative picture, today, the numbers are in line with somewhat tempered expectations. Do you expect the first half to be more difficult to you compared to the rest of the year? And will the pain in the Retail vertical continue? Secondly, why did you decide to leave ahead of your term in April – was there specific reasons for this if you can tell us?

S. D. Shibulal

In the mid-quarter we had said that we will be near the lower end of the guidance and that is exactly where we ended up at 11.5%. We also believe that many of the factors which impacted us in Q3 & Q4 will continue into the next year - whether it is in the whole year or part of the year is yet to be seen – and those will impact our growth, and we have considered all of these when giving the guidance of 7-9%. So, we have considered all the factors when coming out with the guidance. Now I will ask B.G. to give some color.

B.G. Srinivas

Apart from the slowness we saw in the last quarter where we have explained, looking ahead, as we come back to Q1, Q2 and in spite of the pipeline which we have shared across sectors in the US as well as in Europe, while we see an uptick in business, due to the last two quarters which was relatively muted, that is why the sequential growth rates looks what it is, and hence we have given a guidance of 7-9%. We have also seen in the recent past, particularly given the fact that the client IT budgets are under pressure, the decision-making cycles are also slower. And hence there is the degree of uncertainty and this cuts across sectors, the cost pressure is definitely across sectors, and hence that is where we are, as we see in terms of the pipeline. The negative momentum in Q4 was again both in US and Europe; this was primarily in three sectors – Retail, CPG where we felt the highest in terms of client ramp-downs and pull-backs, budget cuts. Even in Manufacturing, particularly in Hi-Tech sector, we saw pull-backs. In Financial Services three banks – two in the US and one in Europe - there were pullbacks in program, and hence there was softening of revenues in Q4.

S. D. Shibulal

The second question…I am sure all of you know that my superannuation will come in March. January is a board meeting before that, so it makes sense to look at January as an option. More importantly, it was important to share a plan and announce how the transition will be effected. Given the board has initiated the search, I felt that now is the best time to provide clarity and remove any uncertainty around how it will happen. So that is what I did; I said that I will transition either in Jan or at the earliest point in which the nomination committee will finalize the next candidate.

Participant

Last month in an ‘Investor Meet’ you mentioned that the first half of the year maybe weakened, hence you assume growth maybe back-ended. But on the call today, you also mentioned that it is a typical year seasonally and H2 is weaker than H1. So, how do we read this?

S. D. Shibulal

I think we should simply read the guidance; the guidance is 7-9%.,We have factored in all of these into our guidance. We operate in 80 countries across the globe with 800 clients and we have looked at all the factors and created a guidance of 7-9%. The seasonality between quarters, one can look at the history and say how it will pan out or one can look at what are the recent factors and see how it can be done. I believe that it will be a combination of both. There is some seasonality to our business; Q2 is generally better than other quarters, I hope that will be the case this year also. At the same time, the other commentary which we have made, where we have said that some of the challenges we had in Q3, Q4 will continue into next year, will impact at least some of the quarters.

Participant

What about Q1, you have a high visibility about Q1, how do you see that?

S. D. Shibulal

We do not give a guidance for the quarter any more, we give only yearly guidance.

Participant

Will you continue to be on the board even after your term gets over, what is the technicalities?

S. D. Shibulal

So the announcement was very clear; as and when it happens I will retire as a CEO as well as retire as a member of the board.

Participant

Can we ask you to take a step back and just say whether you are less optimistic or more optimistic about the full year ahead given that some of the changes in Infosys probably settle in through that? B.G and Pravin, can you comment about the 20 deals you won in Big Data and Cloud, 15 deals in Mobility, can you give us some details or the type of work that you are doing for the clients roughly in the range of contract sizes?

S. D. Shibulal

All the factors aboutoptimism, not optimism, has been factored into the guidance, and our guidance is a statement of fact as we see it today. We have factored in all the information which we have, what are the information which we have. We know the momentum from Q3 and Q4, we know the Q4 numbers, we know what it will take in absolute dollars we need to add over the quarters to get to 7-9%, we know that the pipeline is marginally better, we know that the deals which we have closed, we know the risk which we are carrying in CPG, in Retail, in Manufacturing. We have considered all of those things and come out with the guidance and the guidance is the statement of fact as it stands today. I think that is it.

Pravin Rao

In the Cloud space I will just give couple of examples of kind of opportunities we are seeing. For instance, for one of our clients in Australia, we took few of their existing applications, integrated with the infrastructure and then we hosted on Amazon Web Services and today we are maintaining the entire stack end-to-end and managing the whole infrastructure as well.

Similarly with another client, which was a BPO client, where we are doing the procurement and the application was Ariba and service provider on the infrastructure side for CFC. So there we actually proactively went to the client and said we can innovate your Ariba contract to ourselves, then we can host it on Amazon web services then we can basically run this entire application and do the BPO as well and offer you a transaction base prices. So this is the kind of work that we are doing on the Cloud and the kind of opportunities we are seeing.

If you look at enterprises, historically most of the infrastructure assets were own by the enterprises. By assets I mean infrastructure, applications, programs as well as data but today when you look at it, we are seeing the enterprises emergence of Hybrid Clouds; applications today we are seeing being integrated with infrastructure and hosted on Cloud. We are seeing some of the applications being consumed like SFDC and so on.

Even on the end-user computing devises we are seeing movement towards bring your own devices kind of thing. So the role of enterprise IT has shifted from owning the asset to probably managing the service providers and probably being custodian of data and security. So this is where in some sense the infrastructure space is getting fragmented and this is where there is opportunity for us to manage the whole infrastructure stack. So these are some of the opportunities we are seeing on the Cloud and big data side. On the Mobility side we are seeing opportunities both on the internal side. The enterprises are also trying to use mobility to improve their own internal productivity and so on. And also historically we are seeing many clients work with many niche players on the mobility side but over a period of time they are having challenges on scaling. So today we are seeing lot more opportunities on creating a factory kind of thing where we can develop mobility application for the enterprise.

We are also seeing applications in Mobility on the consumer side on their end-user side. This is particularly predominant on the retail side and also to some extent on the financial services side.

Yatika

Hi, Yatika from Business Standard. My question is to Rajiv. Could you explain to us the 50 basis points margin movement and also most of the margin movement in the previous quarters has been coming from cost rationalization. Do you think there is scope to further do it and could you also guide us to how margins could be in Q1 or going forward?

Rajiv Bansal

If you look at this quarter margin expansion of 50 basis points in the operating level is primarily because of the cost optimization that we spoke about. During the quarter our operating expenses have actually reduced by almost about 0.7% which has contributed to this margin expansion. But on the larger picture if you look at it, the important thing to notice is that if you look at FY13 we started with a very high margin and towards the end of the year our margins declined to 23.5% and we exited the year at 23.5%. This year we started with 23.5% and we have been able to improve our margins to 25.5%. So we are on the right trajectory. Now how the margins would pan out in the next year would depend on how the growth is, what are the opportunities for growth, and what are the areas of investment. The most important thing is to accelerate our growth. We have to bridge the gap between the industry growth rate and our growth rates. We have guided for 7% to 9% but we do not want to miss any opportunity in the market place to accelerate our growth and that is where a lot of these benefits of cost optimization would have to be invested back. And that is the reason, I was telling in the earnings call also, that I would expect the margins next year to be in line with what we have seen in FY14.

Participant

Sir, you have guided for 7% to 9% revenue growth which is below the NASSCOM estimates of 13% to 15%. Why is there a subdued commentary?

S. D. Shibulal

We have given all the factors which influences our guidance. As I said our guidance is the statement of fact as we see it today. Our business is a momentum business. That means the Q3-Q4 momentum will seriously impact our next year numbers. If you look at Q3 and Q4; Q3 we grew by 1.7% and in Q4 we degrew by 0.4%. For a minute if you imagine if we had grown by 3% in Q3 and Q4 our number for next year will be 3% higher. So one of the important factors impacting our guidance is Q3 and Q4. We have to consider those numbers in to the next year guidance. Even for a 9% growth we have to have steep growth quarter-on-quarter because our Q4 was below our expectation. We have considered all of these factors in to our guidance. Our guidance is our guidance, right? It is based on our circumstances, our clients, our past performance and other issues. So it is 7% to 9%.

Participant

My question is if you look at the Products and Platform business, it has gone from 5.7% of revenue last year to 5.3% last quarter and 5.1% this quarter. So you managed to put up a good show this time because of margins and cost cuttings but in the long term that is not enough, right? If you do not grow your Product business how do you expect to stay competitive in the long term especially with Cloud and everything? And secondly, you said you do a lot of Cloud and Mobility business as well; where do they reflect in? How much of business do you do in this area and where are the numbers showing? They are not showing in Products business so how big is that SMAC business for you right now?

S. D. Shibulal

Let me first answer the Products and Platform business. It consists of two parts. Number one is Finacle and the second is our other Products and Platforms. For our other products and platforms, we have booked a TCV of $700 mn. Usually these things get converted over a period of 7 to 10 years. It does not get converted in the next year which means that it cannot be more than $70 mn to $90 mn and we have about 90 clients in that Platform space. It is very, very important for us to scale. In fact this quarter we have closed 7 opportunities. The Infosys Edge Platforms had 7 wins in Q4; 4 in Products and 3 in Platforms. But remember the revenue growth will be slow and steady and the more TCV we book the more revenue we will get. We did get impacted because of Finacle numbers. Finacle growth has been choppy because it is based on license and the AMCs. It has been choppy and we have been impacted by the Finacle numbers. That is what you are seeing in that number, the 5.1%.

For Platform and Cloud mobility space we do two things – one is what we call “For the Cloud”. ‘For the Cloud’ are things which we do for our clients. So it is about clients to leverage the Clouds, leverage mobility, leverage social and that is one part of our business. That is reflected in our consulting system integration work. That is where it goes. Because these are discretionary spend; these are consulting-led, these are not sold to the CIO, it is sold usually to the chief marketing officer. So these things do come under discretionary spent and they show up in our Consulting System & Integration business. If you look at the Indian industry, our Consulting and System Integration business is the largest percentage you will see in the industry. I believe the industry average for Consulting and System Integration is about 19% and we are at about 33% to 34%. So that is where what Pravin talked about. The deals we win in Mobility, Cloud and all that that is where it shows up.

The other part of the business which is “On the Cloud”. What we call “On the Cloud” is the platform business in what is showing up in the other 5.3%.

Participant

Sir, quick couple of questions on H1B visa. If you could share details with us on the number of visas that you have applied for and also given the fact that the kind of incidents that we have seen last year, is there any apprehension in terms of increased scrutiny for the visas that would be approved for next year going forward?

S. D. Shibulal

Number one, we do not expect any increased Infosys specific scrutiny. The general philosophy I will not be able to answer but I do not expect any Infosys specific scrutiny. I clearly articulated that in my initial remarks. Number two, we have applied for adequate number of visas, I do not thing we have disclosed how many. There is a conversion factor involved; because it is over-subscribed generally you get a percentage of your applications approved by the USCIS. Last year we got a fairly good percentage. I am hoping that this year also we will get a fairly good percentage.

Participant

Question to B. G. The negative momentum that you mentioned earlier, is this very specific to Infosys? Also can you talk about some of the top trends that you see going forward in the next year that you would expect to affect the entire industry, either positively or negatively?

B. G. Srinivas

It is very difficult to say whether it is only specific to Infosys because these are specific to certain sectors and clients. Now obviously if the competition is in those very specific clients they would be impacted as well but it also depends on the overall portfolio. But definitely it was specific to the quarter and hence we saw a muted growth or degrowth last quarter. But at the same time we are seeing opportunities as I mentioned earlier and hence in this quarter we have factored in those upsides which are likely to get. The pipeline is pretty robust as well as the facts that while there are cost pressures it all depends on the decisions the clients will make during the quarter for these deals to convert and then the ramp ups.

Participant

One source of confusion for me is you said during the Earnings Call that the discretionary spending in decisions have eased off a bit amongst your customers but on the other hand you are also winning really interesting deals in Cloud and Mobility and Infosys Edge so on. So can you explain this a little bit because perhaps I am wrongly assuming that some of these deals on Cloud and Mobility and the Emerging Technologies are all more discretionary in nature. Is that not so?

S. D. Shibulal

What I said during the Earnings Call was that the discretionary spend is being scrutinized higher and higher. In fact it do reflect in our consulting and system integration revenues which has degrown by $20 mn quarter-on-quarter. So that is one part. Please remember 34% of our revenue is a very large numbers and our portion of the revenue from Mobility and Cloud would be considerably smaller than 34%. So overall discretionary spend is definitely under pressure.

Som Chatterjee

Hi, this is Som Chatterjee from Reuters News. I wanted to know if the company is looking at any deals this year to grow revenue, any out of the box thinking to push revenue growth and number two, if the 18.7% attrition rate is the highest ever recorded in the company’s history?

S. D. Shibulal

Our business consist of three parts. For our business, 60% of our revenue comes from operations which includes the large outsourcing deals; 34% comes out of Consulting and System Integration and the remaining from Products and Platforms. For us to achieve any growth whether it is 7%, 9%, 12%, or 15%, we have to grow all the three pillars. So in the operational space we are looking at winning more and more large outsourcing deals. This quarter we have won four of them amounting to total of $700 mn TCV but the realization of revenue takes time. Usually these deals are 5 to 7 years. On the Consulting and System Integration space, we are trying to win more and more transformational deals as well as deals in Enterprise, Mobility and Cloud and other areas. That is where we are seeing some pressure. The Products and Platform space is completely new space for us and we are probably ahead of the industry in that space. So that is the growth trajectory, but we have to grow all of them and in fact we have to grow a lot more of the Operation space because that is the stable annuity business space.

Attrition is one of the highest I have seen. We have done many things. We have done two compensation reviews, we have done promotions, we have done progressions, we have restructured variable compensations, we have invested heavily into training and certifications which will allow our people to move up. We are implementing a fast track program. We are implementing a technical stream. So we have done many things and we are hoping that, that will turn the tide to the other side.

Participant

Last quarter, when we finished the quarter, Murthy had shared that there might be a few more senior level exits from Infosys and we saw that happened through the quarter. Going forward, should we still expect any such turbulence on the senior or the mid senior levels?

S. D. Shibulal

As I said, we need to put all of this in perspective. One or two people leaving on a 165,000 people organization and with a leadership pool of about 1,600 people, I will not consider it as abnormal at all. So those kinds of exits will happen, that is part of our life that is part of any company’s life.

Raghu Uttam

Mr. Shibulal, this is Raghu Uttam from Deccan Chronicle. I do understand that there is whole year ahead of you. Well just wondering what is the kind of legacy you expect to leave behind to your successor?

S. D. Shibulal

I took up in a challenging environment. Infosys was faced with several external and internal challenges during that period. The external environment was challenging because of economic uncertainty in the environment as well as the specific challenges faced by our clients. The internal challenges were many during that period. Number one, we were going through a huge transformation from Infosys 2.0 to Infosys 3.0. This is a major transformation which we undertook and it is complete. Today we are operating in Infosys 3.0. Our clients, industry analysts as well as our employees understand that we are operating in Infosys 3.0. Number two, we were faced with multiple legal and regulatory challenges in that period. There was the Jack Palmer employee retaliation case in progress. There was another case in progress. There was the Justice Department enquiry which was in progress and both of this had led to regulatory overhang and increased scrutiny in the regulatory areas and this had impacted our clients’ confidence in us because whenever you have these kinds of issues, it impacts the client confidence as well as the brand of Infosys. We had an additional challenge. Because of these issues, because of these enquiries as well as the litigations, we had not applied for enough visas in FY12 which was required for FY13. So that in turn led to shortage of onsite staff in FY13 leading to onsite recruitment as well as subcontractors leading to an impact on our margins. If you look at it today, we have concluded most of these things, actually all of those things. Employee retaliation cases have been concluded. The Justice Department probe has been concluded. All compliance process were overhauled and Audit is completed. I have done extensive client meetings and articulated the new Infosys 3.0 strategy and mitigated any impact to the brand and on top of that, we have arrested the growth. Just after I took over, we had two quarters of negative growth. We have arrested that. The growth rate has gone up by 100% year-on-year from last year to this year. We have focused on the bid space to win large outsourcing deals. So if I look at the period, I have made a number of choices and I think they were all the right choices. The legacy when I took over, there were two things which were in my mind. Number one was to leave behind a stronger Infosys than what I inherited at that period and I clearly believe that we are a stronger Infosys today because we have put behind all of these issues and we have a new set of leaders and structure in place to take forward the organization and create growth. Second is performance. Our performance over the last two years in my mind is not satisfactory, but at the same time I believe that we have improved our performance year-on-year by 100% and bridge the gap with the industry growth considerably from last year to this year.

Participant

After the Executive Council was disbanded, there was a proposal to create alternative structures. Can you share an update on that?

S. D. Shibulal

B. G. and Pravin have taken charge as of April 1st in full swing and I think it is up to them to come up with the structure, they are working on it. Their reporting it clear, but what kind of governance structure, they are working on it.

B. G. Srinivas

Just to expand on what Shibu mentioned, we have the next level structure, addressing all the markets by industry vertical, in place. This is the leadership as well as the fact that they have in turn put in place their organization structure, both delivery and sales and that structure is also being put in place. We have, post the reorganization, all the industry verticals, horizontal service lines, specific focus on digital transformation, specific focus on Cloud and infrastructure, all the areas where we are placing big bets. Leadership is in place, structure is in place and the budgets are also in place.

Participant

So in future, you want to have a structure like Executive Council because recently you made an announcement saying that you will have 10 executive officers. So they would not to be considered as part of the Executive Council.

B. G. Srinivas

The leadership which is in place consists of all the business unit leaders, the business enabling function leadership together with the presidents and the internal members of the board. That comprises of the entire leadership structure.

Rajiv Bansal

That is the key management personnel which is required for filing purposes, that is nothing to do with this. That is key management personnel as required for filing purposes.

Participant

So will the dual Presidents structure stay after the new CEO comes in also?

B. G. Srinivas

The new CEO will decide that.

Participant

Srinivas, I have just another question. In all probability, the new CEO will be left with old Infy and a new Infy right. So if you are going to be taking over as a new CEO, would you be happy with that arrangement?

B. G. Srinivas

Let me answer the first part of the question. There was a question for Shibu what is he leaving behind. What Shibu is leaving behind is a young and dynamic Infosys, very uniquely positioned today with the investments we have made, to address all the three dimensions of what clients are looking for. Help them transform, help them innovate, and help them simplify and optimize. We have a unique position in the market place. One of the only companies which have the capability to address all the three dimensions and that is what Shibu is leaving behind, young and dynamic Infosys. So there is nothing like old and new. So irrespective of whoever is the CEO who takes over, he is well positioned to take this journey forward, to be continuing on our journey to make Infosys a globally respected corporation.

Participant

Pravin, you spoke about SMAC technology. I remember last month you had an investors meet where Mr. Murthy was talking about how there are a number of opportunities in the Cloud, mobility and big data space, but many of those opportunities are quite small in size and lot of work cannot be taken offshore. So are you facing that kind of challenges?

Pravin Rao

I think I agree with you. Most of the ticket sizes, particularly in some of the areas around mobility or analytics are all small in size today, but they are increasingly becoming mainstream and over a period of time I think there will be a significant percentage. But we are able to do, I mean whatever work we are doing, we are able to do it offshore as well. We are able to do it in a GDM model. So I do not see any issue between onsite and offshore because some of this even on the digital side, when we are looking at it, clients are expecting SP2 business is a big thing, Iterative Development is a big thing, but today we have our own methodology, our own tools, Global Agile, V Scrum which enables us to do all this in a very iterative manner with high speed-to-business. Today technology tools, platforms to do it in the onsite-offshore traditional GDM model, that is not an issue. The ticket size is definitely an issue, but that is the nature of the base today, but over a period of time as this becomes more and more mainstream, we expect the ticket size to increase and this becoming a significant percentage of the business.

Participant

I am sure that all the explanations you have given whether your decision to leave earlier than your superannuation, has it got anything to do with the performance in Q3-Q4 sir?

S. D. Shibulal

I have not taken any such decision. All I said is a clarification on the plan. The plan is to leave just after the January board meeting or at an earliest point when the nomination committee chooses a person and that is very common. So all I have given is a clarification on my plan.

Participant

Sir, the discussions around PPS being hived off into a separate subsidiary. Will you see that come through before your term ends?

S. D. Shibulal

Actually according to new company law, any interested party transactions will need shareholder approval. So I think there is a procedure delay in that matter.

Balaji

I just wanted clarification. When you were in Mysore, when the third quarter results were there, exact I do not remember, you have given on the performance about the year going to be very exciting and there is lot of things happening and all in the IT industry, if you go through your quote in January when you gave. Now in the backdrop of that what you gave and then we also faithfully reported. What you are saying now about Infosys Q4 guidance being less than what it was last year 11.5, you revised it actually after Narayana Murthy return also in July and also in October. Whether this will also happen again or is it typical of Infosys being conservative and projecting less?

S. D. Shibulal

Balaji, we have always said that our guidance is as we see it today. What we see today is what we tell. We have instances in the past where we revised our guidance down when we faced uncertain situation or surprising situations. Q4 for example during the quarter, we had seen some situations which we had not anticipated or we had not expected. Similarly we have had situations in the past where we have taken the guidance upward. For example last year we did, we gave the guidance of 6%-10% and then revised it. So as and when we see things change, we will communicate. We will revise our guidance that has been our philosophy. We have given a guidance of 7%-9%. We will always be prepared to take up any new opportunities which will come up our way during the year.

Moderator

Thank you so much for being here with us today. Thank you so much.